Filed by General Motors Corporation
                      Pursuant to Rule 425 under the Securities Act of 1933 and
                                           Deemed Filed Pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934

                              Subject Companies: Hughes Electronics Corporation
                                                     General Motors Corporation
                                                 Commission File No. 333-105851
                                                 Commission File No. 333-105853



                                                         [HUGHES LETTERHEAD]

                                                         DIRECTV
                                                         PanAmSat
                                                         DIRECTV Latin America
                                                         Hughes Network Systems


                                           September 2003

Dear Stockholder:

Enclosed for your convenience is an advance copy of the materials that are being mailed to all General Motors Corporation common stockholders in connection with the proposed split-off of Hughes Electronics Corporation from General Motors and the proposed transactions with the The News Corporation Limited. You will receive another copy of these materials and the consent card that will be used to obtain your vote as part of the official mailing to all General Motors common stockholders.


                                     Regards,

                                     /s/ Jonathan M. Rubin
                                     ------------------------------------------
                                     Jonathan M. Rubin
                                     Vice President
                                     Hughes Investor Relations



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In connection with the proposed transactions, on August 21, 2003, General Motors Corporation ("GM"), Hughes Electronics Corporation ("Hughes") and The News Corporation Limited ("News Corporation") filed definitive materials with the Securities and Exchange Commission ("SEC"), including a Definitive Consent Solicitation Statement of GM on Schedule 14A, a Registration Statement of Hughes on Form S-4 and a Registration Statement of News Corporation on Form F-4 that contain a consent solicitation statement of GM, a prospectus of Hughes and a prospectus of News Corporation. Investors and security holders are urged to read these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. These materials and other relevant materials (when they become available) and any other documents filed by GM, Hughes or News Corporation with the SEC, may be obtained for free at the SEC's website,www.sec.gov. In addition, the definitive materials that are being mailed to GM stockholders contain information about how to obtain transaction-related documents for free from GM.

GM and its directors and executive officers and Hughes and certain of its executive officers may be deemed to be participants in the solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information about the directors and executive officers of GM and their ownership of GM stock is set forth in the proxy statement for GM's 2003 annual meeting of stockholders. Participants in GM's solicitation may also be deemed to include those persons whose interests in GM or Hughes are not described in the proxy statement for GM's 2003 annual meeting. Information regarding these persons and their interests in GM and/or Hughes was filed pursuant to Rule 425 with the SEC by each of GM and Hughes on April 10, 2003. Investors may obtain additional information regarding the interests of such participants by reading the definitive consent solicitation statement of GM / prospectus of Hughes / prospectus of News Corporation.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, Hughes and/or News Corporation to differ materially, many of which are beyond the control of GM, Hughes or News Corporation include, but are not limited to, the following: (1) operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, which may be greater than expected following the transaction; (2) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (3) the effects of legislative and regulatory changes; (4) an inability to retain necessary authorizations from the FCC; (5) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (6) the introduction of new technologies and competitors into the subscription television business; (7) changes in labor, programming, equipment and capital costs; (8) future acquisitions, strategic partnerships and divestitures and the ability to access capital to maintain financial flexibility; (9) general business and economic conditions; and (10) other risks described from time to time in periodic reports filed by GM, Hughes or News Corporation with the SEC. Those other risks relating to Hughes include, but are not limited to, the uncertainties regarding the operations of DIRECTV Latin America, LLC, Hughes' 75% owned subsidiary, which is currently operating under Chapter 11 bankruptcy proceedings, and the performance of its satellites. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," "outlook," "objectives," "strategy," "target," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.












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